Filed by Embraer-Empresa Brasileira de Aeronáutica S.A.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Han Empreendimentos e Participações S.A.
Embraer-Empresa Brasileira de Aeronáutica S.A.
Commission File No. 1-15102

          In connection with the proposed restructuring (the “Restructuring”), Embraer and Rio Han have filed a Registration Statement on Form F-4, which has been declared effective on March 13, 2006, and may file additional documents with the SEC.  Investors and security holders are urged to carefully read the Registration Statement and any other documents filed by Embraer and Rio Han when they become available, because they contain and/or will contain important information.  Investors and security holders may obtain copies of these documents for free, when available, at the SEC’s web site at www.sec.gov, as well as from Embraer’s web site at www.embraer.com, or by requesting such documents from Embraer at Av. Brigadeiro Faria Lima, 2,170, 12227-901 São José dos Campos, SP, Brazil, Attention: Anna Cecilia Bettencourt (telephone 55-12-3927-4404; fax 55-12-3922-6070; email: investor.relations@embraer.com.br).

          The document attached hereto may include forward-looking statements or statements about events or circumstances which have not occurred.  These forward-looking statements include, but are not limited to, statements regarding the (i) timing of the meeting of Embraer shareholders and the approval of the restructuring (the “Restructuring”) by such shareholders, (ii) expected changes that may be necessary if the Restructuring is effected, and (iii) benefits of the implementation of the Restructuring to Embraer and Embraer shareholders, including statements regarding improved access to capital markets and financing resources for future new program developments, and statements regarding the dispersed ownership and increased liquidity of Rio Han common shares, as well as the possible effects thereof on the market capitalization of Rio Han.  The company has based these forward-looking statements largely on its current expectations about the Restructuring, its implementation and the consequences arising therefrom.  These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things: the non-approval of the Restructuring by Embraer’s shareholders; political and business conditions, both in Brazil and in Embraer’s markets; and existing and future government regulations in Brazil and abroad.

          The words “believes,” “may,” “will,” “estimates,” “continues,” “anticipates,” “intends,” “expects” and similar words are intended to identify forward-looking statements.  Embraer and Rio Han undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or other factors.  In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this communication might not occur.  Actual results could differ substantially from those anticipated in the forward-looking statements.

TABLE OF CONTENTS

1.          Call Notice for Embraer General Shareholders’ Meeting to be held on March 31, 2006, dated March 16, 2006.

2.          Press Release dated March 16, 2006 regarding Record Date for Appraisal Rights.

Free Translation
from the Portuguese

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.
PUBLIC COMPANY
CNPJ No. 60.208.493/0001-81
GENERAL SHAREHOLDERS’ MEEETING

CALL NOTICE

The shareholders of EMBRAER – Empresa Brasileira de Aeronáutica S.A. (“Embraer” or “Company”) are hereby called to attend the General Shareholders’ Meeting, to be held at the head offices of the Company, in the City of São José dos Campos, State of São Paulo, at Av. Brigadeiro Faria Lima, no. 2,170, at 10:30 a.m., on March 31, 2006, in order to vote on the following agenda items:

1.  Insertion of a temporary provision, in line with the practices of corporate governance recommended by Comissão de Valores Mobiliários – CVM, in the By-laws of the Company to confer voting rights to all shareholders of the Company, regardless of the type of share held by them (including the depositary of the ADR program, which shall vote as instructed by holders of American Depositary Shares – ADS), on the resolutions regarding the merger of the Company with and into Rio Han Empreedimentos e Participações S.A. (“Merger” and “Rio Han”, respectively) and related matters.

2.  Ratification of the appointment, by the management of the Company, of the companies responsible for the preparation of the valuation reports of the Company and of Rio Han under different criteria, to wit: (i) valuation of the shareholders’ equity value of the Company, based on its duly audited financial statements, in order to determine the amount of the capital increase of Rio Han resulting from the Merger; (ii) valuation based on the Company’s and Rio Han’s respective shareholders’ equity, according to the same criteria and on the same base date, at market price, according to and for the purposes of art. 264 of the Law no. 6,404/76; and (iii) economic and financial analyses, in order to determine the exchange ratio between the shares and ADS issued by the Company and the shares and ADS to be issued by Rio Han;

3.  Approval of the valuation reports prepared by the companies referred to in item 2 above;

4.  Approval of the Protocol and Justification of Merger of Embraer with and into Rio Han and all exhibits thereto (“Merger Agreement”), which was prepared as set forth in articles 224 and 225 of Law no. 6,404/76 and of Instruction CVM no. 319/99 and which contains all the terms, conditions and information necessary to the understanding of the proposed Merger; and

1

Free Translation
from the Portuguese

5.  Approval of the Merger of the Company with and into Rio Han, pursuant to the terms of the Protocol and other related documents.

According to paragraph 6 of article 124 of the Law no. 6,404/76, all documents related to the resolutions included in the agenda of the General Shareholders’ Meeting called hereby are available to the shareholders at the head offices of the Company and in the São Paulo Stock Market – BOVESPA, and may also be obtained at the website www.embraer.com.br.

General Instructions:

a)  In case of approval of item 1 hereinabove, items 2 to 5 of the agenda (hereinafter together referred to as the “Merger Proposal”) will be submitted for the consideration of all shareholders of the Company, regardless of the type of shares held by them, in two different stages, without prejudice to the veto rights of the Federal Government, as holder of the Golden share issued by the Company. At the first voting stage, the Merger Proposal will be considered by all shareholders of the Company – including the depositary of the ADR program of the Company, which shall vote as instructed by the ADS holders, but excluding Rio Han, Cia. Bozano, Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI and Fundação Sistel de Seguridade Social (the “Current Controlling Shareholders”), which will not vote in this initial voting stage, whether directly or indirectly.

In case any of the matters related to the Merger Proposal are rejected by the majority of holders of the outstanding shares of the Company (considered as all common and preferred shares issued by the Company outstanding in the market – including shares in the form of ADS – with the exclusion of shares held by the management of Embraer, Rio Han and by the Current Controlling Shareholders, whether or not subject to the Shareholders’ Agreement), Rio Han and the Current Controlling Shareholders will vote in order to reject the approval of the Merger.

However, in case the Proposal of Merger is not rejected by the majority of the outstanding shares of the Company, Rio Han and the Current Controlling Shareholders will then vote at their discretion.

2

Free Translation
from the Portuguese

b)  The powers-of-attorney granting special powers for representation at the General Shareholders’ Meeting referred hereto must be delivered at the head offices of the Company at least 48 (forty eight) hours prior to the Meeting.

c)  The shareholders that have book-entry shares and intend to attend the General Shareholders’ Meeting called hereby shall present a statement provided by the custodian confirming their respective shareholders’ equity at least 48 (forty eight) hours prior to the Meeting.

Additional Information:

          The Merger and its supporting documents have been furnished by Embraer and Rio Han to the U.S. Securities and Exchange Commission - SEC in the United States of America.  Investors and security holders are urged to carefully read these documents, because they contain important information.  Investors and security holders may obtain copies of these documents for free at the SEC’s web site at www.sec.gov.

São José dos Campos, March 16, 2006.

/s/VITOR SARQUIS HALLACK
VITOR SARQUIS HALLACK
President of the Board of Directors

          This communication may include forward-looking statements or statements about events or circumstances which have not occurred.  These forward-looking statements include, but are not limited to, statements regarding the (i) timing of the meeting of Embraer shareholders and the approval of the restructuring (the “Restructuring”) by such shareholders, (ii) expected changes that may be necessary if the Restructuring is effected, and (iii) benefits of the implementation of the Restructuring to Embraer and Embraer shareholders, including statements regarding improved access to capital markets and financing resources for future new program developments, and statements regarding the dispersed ownership and increased liquidity of Rio Han common shares, as well as the possible effects thereof on the market capitalization of Rio Han.  The company has based these forward-looking statements largely on its current expectations about the Restructuring, its implementation and the consequences arising therefrom.  These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things: the non-approval of the Restructuring by Embraer’s shareholders; political and business conditions, both in Brazil and in Embraer’s markets; and existing and future government regulations in Brazil and abroad.

          The words “believes,” “may,” “will,” “estimates,” “continues,” “anticipates,” “intends,” “expects” and similar words are intended to identify forward-looking statements.  Embraer and Rio Han undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or other factors.  In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this communication might not occur.  Actual results could differ substantially from those anticipated in the forward-looking statements.

3

RECORD DATE FOR APPRAISAL RIGHTS

São José dos Campos, March 16, 2006 - Embraer (Bovespa: EMBR3 and EMBR4; NYSE: ERJ) and Rio Han Empreendimentos e Participações S.A. announced today that the record date for the exercise of appraisal rights by dissenting holders of Embraer common shares with respect to the proposed restructuring and merger of Embraer with and into Rio Han is March 16, 2006 instead of January 19, 2006, as previously announced.

Note to Editors

Embraer (Empresa Brasileira de Aeronáutica S.A. - NYSE: ERJ; Bovespa: EMBR3 and EMBR4) is the world’s leading manufacturer of Commercial jets up to 110 seats with 36 years of experience in designing, developing, manufacturing, selling and providing after sales support to aircraft for the global Airline, Defense and Business jet markets.  With headquarters in São José dos Campos, state of São Paulo, the Company has offices and customer service bases in the United States, France, Portugal, China and Singapore. Embraer is among Brazil’s leading exporting companies. As of December 31, 2005, Embraer had a total workforce of 16,953 people, and its firm order backlog totaled US$10.4 billion.

PRESS OFFICES

Headquarters	North America		Europe, Middle East and Africa

Rosana Dias rosana.dias@embraer.com.br	Doug Oliver doliver@embraer.com	Betsy Talton btalton@embraer.com	Stéphane Guilbaud sguilbaud@embraer.fr	Catherine Fracchia cfracchia@embraer.fr
Cell: (+55 12) 9724 4929	Cell: (+1 954) 232 9560	Cell: (+1 954) 609 8560	Cell: (+33 6) 7522 8519	Cell: (+33 6) 67523 6903
Phone: (+55 12) 3927 1311	Phone: (+1 954) 359 3414	Phone: (+1 954) 359 3432	Phone: (+33 1) 4938 4455	Phone: (+33 1) 4938 4530
Fax: (+55 12) 3927 2411	Fax: (+1 954) 359 4755	Fax: (+1 954) 359 4755	Fax: (+33 1) 4938 4456	Fax: (+33 1) 4938 4456

IR Contacts
Anna Cecilia Bettencourt Carlos Eduardo Camargo Andrea Bottcher Paulo Ferreira Phone: +55 12 3927 4404 Fax: +55 12 3922 6070 e-mail: investor.relations@embraer.com.br

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect the Company’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, politic and trade conditions in Brazil and in those markets where the Company does business; expectations on industry trends; the Company’s investment plans and its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are supposed to identify potentialities. The Company does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Company expectations.

PRESS OFFICES

Headquarters	North America		Europe, Middle East and Africa

Rosana Dias rosana.dias@embraer.com.br	Doug Oliver doliver@embraer.com	Betsy Talton btalton@embraer.com	Stéphane Guilbaud sguilbaud@embraer.fr	Catherine Fracchia cfracchia@embraer.fr
Cell: (+55 12) 9724 4929	Cell: (+1 954) 232 9560	Cell: (+1 954) 609 8560	Cell: (+33 6) 7522 8519	Cell: (+33 6) 67523 6903
Phone: (+55 12) 3927 1311	Phone: (+1 954) 359 3414	Phone: (+1 954) 359 3432	Phone: (+33 1) 4938 4455	Phone: (+33 1) 4938 4530
Fax: (+55 12) 3927 2411	Fax: (+1 954) 359 4755	Fax: (+1 954) 359 4755	Fax: (+33 1) 4938 4456	Fax: (+33 1) 4938 4456